FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2002
(February 7, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F__X___ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Exhibit Index begins on page 4

Annexed hereto as Exhibit A is an interim report of British Sky Broadcasting Group plc ("BSkyB"), dated February 7, 2002, reporting the results of BSkyB for the six months ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: March 18, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

British Sky Broadcasting Group plc

Interim Report 2001/2002


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Chief Executive Officer's Review

Tony Ball, Chief Executive

"The last six months have seen another strong operating performance. We have over 5.7 million subscribers, revenue per subscriber is growing by 10% a year and we are now generating positive free cashflow. Sky's investment in digital has peaked and we now look forward to reaping the benefit.

At 31 December 2001, we wrote off goodwill of £985 million relating to our investment in KirchPayTV. We remain focused on protecting our rights and securing full value from our put option."

Operating Review

At 31 December 2001 the total number of direct-to-home ("DTH") satellite subscribers in the UK and Ireland was 5,716,000, all of whom were digital subscribers. This represents a net increase of 218,000 in the three months to 31 December 2001 ("the quarter"). The total number of subscribers to Sky's channels across all platforms increased by 1.0 million in the quarter to 11.2 million (representing approximately 44% of UK and Ireland TV households).

The quarterly annualised average revenue per DTH subscriber ("ARPU") at 31 December 2001 was £331, an increase of 11% over the three months ended 31 December 2000. As a result of Sky's policy of targeting high yielding customers, the take up of premium channels remains high, with over 80% of new DTH subscribers in the quarter taking the top-tier Sky World package (compared with 57% across the whole subscriber base). Digital DTH churn for the year to date (annualised) stands at 10.4%.

Sky successfully launched two new subscription products during the period: Extra Digibox and Sky+. At 31 December 2001, there were 17,000 subscribers to the Extra Digibox and 11,000 subscribers to Sky+ (approximately 40% of Sky+ subscribers are also Extra Digibox subscribers).

Cable and DTT subscribers to Sky channels in the UK and Ireland grew by 813,000 in the quarter, mainly due to the fact that Sky One and Sky News are now available in the basic package for all NTL television homes.

Sky channels' share of viewing in all UK homes was 5.9% in the period. Sky One continues to be the first to bring the best new shows from the US to UK television. The first three episodes of the new series of Star Trek, Enterprise, were each watched by over one million viewers and achieved an average 9.6% share of viewing in multi-channel homes.

In November, Sky Sports won exclusive live rights to the ATP Masters Tennis for the next three seasons and coverage will begin in March. Viewers are enjoying the closest Premiership football title race for years and can also look forward to live coverage of England's international cricket matches in New Zealand, three England Rugby Union internationals against Ireland, Wales and France, and World Cup warm-up matches for the England and Republic of Ireland football teams. In October, American Football became the ninth sport to go interactive with Sky Sports Active. Interactive Formula One coverage will be available on Sky for the next two years, starting in March 2002.

In the next few months, Sky Box Office will be showing the UK television premieres of Hannibal, Enemy at the Gates, Bridget Jones' Diary and Pearl Harbor. Sky Premier's line up will include Charlie's Angels, Little Nicky, Meet the Parents, Cast Away and Traffic.

Sky continues to benefit as an increasing number of viewers embrace the greater choice and convenience offered by multi-channel television. The combined viewing share of multi-channel services in all UK homes rose to 19.6% in 2001 from 16.6% in 2000. The parallel decline in terrestrial viewing was reflected by falls in the audience shares of ITV1 to 26.9% from 29.3% and of BBC1 to 26.9% from 27.2%.

Sky has recently won contracts to produce regular programming for two terrestrial broadcasters. A joint bid submitted by Sky and Princess Productions won the contract to produce a new breakfast show to replace Channel 4's The Big Breakfast from the spring. Since 7 January 2002, Channel 5 has been simulcasting Sky News Sunrise for half an hour on weekdays and one hour on Saturdays. These contracts will enable Sky to demonstrate its production talent, creativity and professionalism to new audiences.

The launch of Sky Active on 1 October 2001, providing access to many of Sky's interactive services through a channel interface as well as the main menu, has continued the strategy of integrating interactivity more closely with programming. Messaging facilities such as email and SMS, and information services such as cinema listings are now all available without interrupting TV viewing. Sky Active has continued to migrate its services to WML browser technology, making them faster and simpler to access.

Sky is leading the way in interactivity on the digital satellite platform, and third party channels are increasingly making use of the interactive potential it offers. Amongst others, the BBC, Channel 4, E4, Discovery, MTV, Nickelodeon, QVC, Cartoon Network and Disney have successfully launched interactive services and more third party channels are expected to launch interactivity soon. As the operator of the platform, Sky receives a share of interactive revenues generated by third parties who use the platform's interactive functionality. Sky expects that enhanced programming will become increasingly common and that broadcasters will continue to develop new business models which create revenue generating features tied in to programming.

Financial Review

Sky continues to increase its operating profitability year on year and has achieved its target of becoming free cashflow positive from 1 January 2002. Operating profit before goodwill and exceptional items for the six months to 31 December 2001 ("the period") was £70 million, an increase of 39% on the six months to 31 December 2000 ("the comparable period"). EBITDA for the period (calculated as operating profit before exceptional items, depreciation and amortisation of goodwill and intangible assets) increased by 43% to £111 million.

Revenues increased by £234 million to £1,320 million, up 22% on the comparable period. Operating expenditure increased by a smaller amount, up £215 million to £1,250 million, before goodwill and exceptional items, as the Group continued to focus on tight control of costs.

Before goodwill and exceptional items, the loss before tax was £62 million, an improvement of £50 million on the comparable period. After goodwill, interest, share of joint ventures' losses and exceptional items (principally relating to KirchPayTV), the loss before tax was £1,253 million. The loss after tax was £1,354 million, resulting in a loss of 71.8 pence per share.

Net debt at 31 December 2001 peaked in line with expectations at £1,833 million and had fallen to below £1,800 million at the end of January 2002. Net debt has now peaked and will reduce further over the remainder of the current financial year.

Revenues
DTH revenues increased by 27% to £905 million as a result of a 17% increase in the average number of DTH subscribers, and an 11% increase in core ARPU to £318.

An increase in the average number of cable and DTT subscribers receiving the basic channels Sky One and Sky News was almost wholly offset by a decline in the average number of premium channels taken by these subscribers. Consequently cable and DTT revenue increased by 1% in the period to £147 million.

The Group's advertising revenue fell by 12% on the comparable period to £118 million as a result of the significant advertising market downturn. This was mitigated in part by continued growth in market share and the development of airtime sales in Ireland.

Interactive revenues increased by 149% to £91 million, of which £49 million related to betting via interactive television, the internet and the telephone. The remaining £42 million represented Sky's share of revenues from interactive services on the digital satellite platform generated by Sky Active and by third parties. Interactive ARPU was £13, an increase of 7% on the comparable period.

Costs
Programming costs increased by £121 million to £657 million. Sports costs increased by £80 million to £273 million mainly due to the £69 million increase in the cost for the period of the new Premier League contract, which started in August 2001. An increase in movie costs of £18 million to £180 million, reflected an increased proportion of "hit" titles, a 6% increase in the average number of movie subscribers and increased volumes of pay-per-view purchases.

Marketing costs increased 3% to £220 million as reductions in set-top box costs and above-the-line spending were offset by the consolidation of BiB's set-top subsidy. On a pro forma basis, the subscriber acquisition cost ("SAC") has fallen from approximately £250 in the comparable period to £235, reaching the target set for the current financial year six months early.

Subscriber management costs increased by 25% to £146 million, due to the 17% increase in the average number of DTH subscribers over the comparable period and the introduction of several new products.

Goodwill amortisation of £60 million included in operating profit relates principally to the goodwill arising on the acquisitions of Sports Internet Group and BiB which is being amortised over seven years.

The Group's share of the operating losses of joint ventures was reduced from £99 million in the comparable period to £60 million in the period, following the acquisition of BiB. KirchPayTV accounted for £57 million of these losses.

The Group has made a provision against its minority equity investments in football clubs, reflecting the accounting treatment of these investments required by UK GAAP. This has led to a non-cash exceptional charge of £60 million, which is accounted for below operating profit.

KirchPayTV
The Directors believe that the Group's investment in KirchPayTV ("KPTV") is impaired and have therefore made an impairment charge of £985 million in respect of the carrying value of the goodwill in KPTV. The ongoing losses experienced by KPTV, the Group's concerns over the adequacy of funding in place to support KPTV's business plan for the 12 month period from the date of announcing these financial statements, and the Group's evaluation of limited information it has received from KPTV regarding the expected financial effects of certain strategic, operational and management decisions made by KPTV, do not at present provide the Group with sufficient confidence that the value of KPTV is able to support the carrying value of the Group's investment in KPTV.

The Group has the right to exercise a put option in respect of its stake in KPTV, and has therefore considered whether the put option could be used to support the carrying value of the Group's investment in KPTV. The put option becomes exercisable from 1 October 2002, or earlier in certain circumstances, if no initial public offering of KPTV has occurred before then. If the put option were exercised, Taurus Holding (formerly known as Kirch Holding), KPTV's largest shareholder, would be required to pay EUR 1.3 billion in cash, an amount equal to the cost of acquisition at the time the Group entered into the investment agreement, plus compound interest at 12%.

The Group has not been able to obtain any evidence to its satisfaction that the resources of Taurus Holding will be sufficient to satisfy the put option if exercised. The Group has also requested detailed information from the Kirch Gruppe in order to allow it to evaluate its options. However, the Group has not yet received all of the information requested. Therefore, due to the lack of sufficient information from any source over the realisability of contractual payments specified by the put option, the Directors are currently unable to determine the amount, if any, likely to be received in the event of exercising the put option.

Given the uncertainties described above, the Directors consider the most appropriate accounting treatment is to write down the carrying value of its investment in KPTV to nil. If these uncertainties are resolved in future accounting periods, the write down of £985 million may be partially or wholly reversed under UK GAAP.

Subscribers to Sky Channels

	Prior Year Quarter 2 2000/01 At 31/12/00	Opening Quarter 4 2000/01 At 30/6/01	Quarter 1 2001/02 At 30/9/01	Quarter 2 2001/02 At 31/12/01
DTH[1,2]				
Digital	4,669,000	5,308,000	5,498,000	5,716,000
Analogue	382,000	145,000	–	–
Total DTH	5,051,000	5,453,000	5,498,000	5,716,000
Cable – UK	3,093,000	2,865,000	2,914,000	3,676,000
Cable – Ireland	631,000	621,000	602,000	613,000
DTT[3]	975,000	1,105,000	1,178,000	1,218,000
Total	9,750,000	10,044,000	10,192,000	11,223,000
DTH Churn rate for year to date (annualised)	9.8%	10.0%	10.4%[4]	10.4%[4]

1: Includes DTH subscribers in Ireland (220,000 as at 31 December 2001).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).
3: Includes all DTT subscribers, excluding promotional and non-activated subscribers, as disclosed in ITV Digital press releases. As at 30 September 2001, 75% of these subscribed to Sky One and 29% subscribed to one or more Sky premium channels (based on figures reported to Sky by ITV Digital) DTT subscribers as at 31 December 2001 are based on Sky estimates.
4: Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.

The Group's share of KPTV's operating losses has been extracted from financial statements prepared by KPTV's management on a going concern basis. KPTV management has informed the Group that its auditors, KPMG, have not provided a SAS71 review on the results of KPTV for the six months to 30 September 2001, principally due to KPMG's questioning of the appropriateness of the going concern basis for the financial statements. A shareholder, other than the Group, has committed to provide temporary financing up to a specified maximum, until such time as additional financing may be obtained, for a period expiring on 30 June 2002. However, the Group has concerns over the adequacy of the funding in place to support KPTV's business plan.

Arthur Andersen have drawn attention in their review report to the fundamental uncertainties over the financing and performance of KPTV and the value of the Group's put option. Arthur Andersen's report is not qualified in this respect.

Following the impairment charge made in respect of the Group's investment in KPTV, the Group has also written down a UK deferred tax asset, as there is no longer sufficient evidence under FRS 19 to support the recognition of this asset, although the Directors ultimately expect it to be fully recovered. This led to an exceptional taxation charge of £96 million in the period.

Cashflow

The Group's operating cash outflow was £178 million in the period, compared to an operating cash outflow of £86 million in the comparable period. This included increases in working capital (principally related to the timing of payments for sports rights) of £262 million. After capital expenditure of £49 million, net interest payments of £62 million and other net inflows of £2 million, net debt increased by £287 million to £1,833 million.

Corporate

On 17 December 2001, the Office of Fair Trading announced that it was proposing to make a decision that Sky has behaved anti-competitively, infringing UK competition law. Sky maintains that it has not infringed the Competition Act and welcomes its first opportunity to put its case to the OFT. Sky has now been made aware of the detailed allegations against it and will defend itself robustly in the next stage of the process. The OFT has said that it does not anticipate being in a position to make a final decision before summer 2002. Decisions of the OFT are subject to a right of appeal to the Competition Commission Appeals Tribunal.

On 18 January 2002, Sky informed the cable companies and ITV Digital that it was modifying its wholesale prices for its premium channels to be consistent with the OFT's new position on wholesale pricing set out in its Rule 14 notice. The modifications address, but in no way imply acceptance of, the allegations made by the OFT against Sky in its Rule 14 Notice. The effect of these new prices is expected to be broadly neutral on Sky's wholesale revenue.

NTL is a major customer of the Group, accounting for a substantial proportion of wholesale revenues. In the light of NTL's announcement on 31 January 2002 that it has appointed advisers to consider strategic and recapitalisation alternatives to strengthen the company's balance sheet and reduce debt, Sky is keeping its trading relationship with NTL under close review.

On 6 February 2002, Dr Dieter Hahn resigned as a non-executive Director of the Company.

Tony Ball
Chief Executive
7 February 2002

Consolidated Profit and Loss Account

for the half year ended 31 December 2001

	Notes	2001/2002 Half year Before goodwill and exceptional items £m (unaudited)	2001/2002 Half year Goodwill and exceptional items £m (unaudited)	2001/2002 Half year Total £m (unaudited)	2000/2001 Half year Before goodwill and exceptional items as restated £m (unaudited)	2000/2001 Half year Goodwill and exceptional items as restated £m (unaudited)	2000/2001 Half year Total as restated £m (unaudited)	2000/2001 Full year Total £m (audited)
Turnover: Group and share of joint ventures		1,413.7	–	1,413.7	1,188.0	–	1,188.0	2,530.1
Less: share of joint ventures' turnover		(93.1)	–	(93.1)	(102.0)	–	(102.0)	(224.1)
Group turnover	2	1,320.6	–	1,320.6	1,086.0	–	1,086.0	2,306.0
Operating expenses, net	3	(1,250.5)	(59.8)	(1,310.3)	(1,035.4)	(17.9)	(1,053.3)	(2,213.2)
EBITDA	13	111.1	–	111.1	77.7	–	77.7	208.2
Depreciation		(41.0)	–	(41.0)	(27.1)	–	(27.1)	(71.1)
Amortisation	8	–	(59.8)	(59.8)	–	(17.9)	(17.9)	(44.3)
Operating profit (loss)		70.1	(59.8)	10.3	50.6	(17.9)	32.7	92.8
Share of operating results of joint ventures	4	(59.8)	-	(59.8)	(98.6)	–	(98.6)	(255.7)
Joint ventures' goodwill amortisation*	9	–	(1,083.4)	(1,083.4)	–	(36.2)	(36.2)	(101.1)
Profit on sale of fixed asset investment	9	–	2.3	2.3	–	–	–	–
Share of joint venture's loss on sale of fixed asset investment	9	–	–	–	–	(69.5)	(69.5)	(69.5)
Amounts written off fixed asset investments	9	–	(60.0)	(60.0)	–	(24.5)	(24.5)	(38.6)
Release of provision (provision) for loss on disposal of subsidiary	8	–	10.0	10.0	–	–	–	(10.0)
Profit (loss) on ordinary activities before interest and taxation		10.3	(1,190.9)	(1,180.6)	(48.0)	(148.1)	(196.1)	(382.1)
Interest receivable and similar income		8.5	–	8.5	10.0	–	10.0	20.9
Interest payable and similar charges		(80.3)	–	(80.3)	(74.1)	–	(74.1)	(153.3)
Loss on ordinary activities before taxation		(61.5)	(1,190.9)	(1,252.4)	(112.1)	(148.1)	(260.2)	(514.5)
Taxation charge	5	(5.5)	(95.6)	(101.1)	(1.7)	–	(1.7)	(24.1)
Loss on ordinary activities after taxation		(67.0)	(1,286.5)	(1,353.5)	(113.8)	(148.1)	(261.9)	(538.6)
Equity dividends – paid and proposed	6			–			–	–
Retained loss	11			(1,353.5)			(261.9)	(538.6)
Loss per share – basic and diluted	7	(3.6p)	(68.2p)	(71.8p)	(6.2p)	(8.0p)	(14.2p)	(29.2p)

* Included within joint ventures' goodwill amortisation of £1,083.4 million for the 2001/2002 half year is £984.9 million in respect of an impairment of KirchPayTV goodwill (see note 9).

The accompanying notes are an integral part of this consolidated profit and loss account.

Consolidated Balance Sheet
as at 31 December 2001

	Notes	31 December 2001 £m (unaudited)	31 December 2000 as restated £m (unaudited)	30 June 2001 £m (audited)
Fixed assets				
Intangible assets	8	714.5	256.6	789.3
Tangible assets		314.4	247.2	315.4
Investments	9	109.2	1,483.8	1,305.9
		1,138.1	1,987.6	2,410.6
Current assets				
Stocks		648.9	483.2	424.1
Debtors: Amounts falling due within one year		521.4	506.8	493.4
Debtors: Amounts falling due after more than one year		216.9	386.7	324.6
Cash at bank and in hand		86.5	42.4	223.6
		1,473.7	1,419.1	1,465.7
Creditors: Amounts falling due within one year				
– short-term borrowings		(2.6)	(0.1)	(2.1)
– other creditors		(938.5)	(994.9)	(988.7)
		(941.1)	(995.0)	(990.8)
Net current assets		532.6	424.1	474.9
Total assets less current liabilities		1,670.7	2,411.7	2,885.5
Creditors: Amounts falling due after more than one year				
– long-term borrowings		(1,917.1)	(1,482.2)	(1,768.0)
– other creditors		(12.1)	(17.1)	(13.9)
		(1,929.2)	(1,499.3)	(1,781.9)
Provisions for liabilities and charges	10	(15.6)	(123.2)	(43.0)
Total net (liabilities) assets		(274.1)	789.2	1,060.6
Capital and reserves – equity				
Called-up share capital	11	946.3	924.2	944.4
Share premium	11	2,404.8	2,217.7	2,377.6
Shares to be issued	11	256.9	–	256.9
Merger reserve	11	304.2	240.0	340.8
Profit and loss account	11	(4,186.3)	(2,592.7)	(2,859.1)
Total shareholders' (deficit) funds	11	(274.1)	789.2	1,060.6

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated Cash Flow Statement

for the half year ended 31 December 2001

	Notes	2001/2002 Half year £m (unaudited)	2000/2001 Half year £m (unaudited)	2000/2001 Full year £m (audited)
Net cash (outflow) inflow from operating activities	12a	(177.9)	(86.0)	38.9
Returns on investments and servicing of finance				
Interest received and similar income		6.7	8.2	4.6
Interest paid and similar charges on external financing		(68.9)	(62.7)	(118.6)
Interest element of finance lease payments		(0.2)	(0.5)	(1.7)
Net cash outflow from returns on investments and servicing of finance		(62.4)	(55.0)	(115.7)
Taxation				
Consortium relief paid		-	(16.2)	(16.2)
Net cash outflow from taxation		-	(16.2)	(16.2)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		(49.3)	(46.5)	(133.3)
Payments to acquire fixed asset investments		-	(25.0)	(25.5)
Receipts from sales of fixed asset investments		0.4	-	-
Receipts from sales of intangible assets		0.6	-	0.2
Purchase of own shares		(6.7)	-	-
Net cash outflow from capital expenditure and financial investment		(55.0)	(71.5)	(158.6)
Acquisitions and disposals				
Purchase of subsidiary undertakings		-	-	(27.3)
Net cash acquired with subsidiary undertakings		-	5.0	11.7
Funding to joint ventures		(3.3)	(74.1)	(137.3)
Repayments of funding from joint ventures		1.9	-	-
Net cash outflow from acquisitions and disposals		(1.4)	(69.1)	(152.9)
Net cash outflow before management of liquid resources and financing		(296.7)	(297.8)	(404.5)
Management of liquid resources				
Decrease in short-term deposits	12b	55.3	155.0	85.0
Financing				
Proceeds from issue of ordinary shares		11.8	4.3	6.5
Payments made on the issue of ordinary shares		(1.6)	(1.4)	(3.5)
Net increase in total debt	12b	149.6	69.8	357.6
Net cash inflow from financing		159.6	72.7	360.6
(Decrease) increase in cash	12b	(81.8)	(70.1)	41.1
Increase in net debt	12b	(236.7)	(294.9)	(401.5)

The accompanying notes are an integral part of this consolidated cash flow statement.

Consolidated Statement of Total Recognised Gains and Losses

for the half year ended 31 December 2001

	Notes	2001/2002 Half year £m (unaudited)	2000/2001 Half year as restated £m (unaudited)	2000/2001 Full year £m (audited)
Loss for the period	11	(1,353.5)	(260.1)	(538.6)
Net loss on deemed disposals		–	(20.6)	(20.7)
Translation differences on foreign currency net investment	11	1.4	3.2	(2.1)
Total gains and losses relating to the period		(1,352.1)	(277.5)	(561.4)
Prior year adjustment	5	–	148.7	150.5
Total gains and losses recognised since the last financial statements		(1,352.1)	(128.8)	(410.9)

The accompanying notes are an integral part of this consolidated statement of total recognised gains and losses.

Notes to the Accounts

1. Basis of preparation

The interim accounts for the half year ended 31 December 2001 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2001, which were approved by the Directors on 24 July 2001. The interim accounts do not constitute statutory accounts and are unaudited, but have been formally reviewed by the auditors and their report is set out on page 16.

The financial information for the 2000/2001 full year is extracted from the accounts for that year which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

At 31 December 2001, the Group's balance sheet showed net liabilities of £274.1 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group's projected operating requirements and to settle or refinance the Group's other liabilities as they fall due. Accordingly the interim accounts are prepared on a going concern basis.

2. Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:

	2001/2002 Half year £m (unaudited)	2000/2001 Half year £m (unaudited)	2000/2001 Full year £m (audited)
Direct-To-Home subscribers	904.9	714.7	1,536.7
Cable and DTT subscribers	147.5	146.1	299.1
Advertising	118.1	133.7	270.5
Interactive *	91.0	36.6	93.0
Other	59.1	54.9	106.7
	1,320.6	1,086.0	2,306.0

* *Interactive income includes income from gaming, online advertising, internet, e-commerce, interconnect, text services and Sky Interactive set-top box subsidy recovery.*

3. Operating expenses, net

	2001/2002 Half year Before goodwill and exceptional items £m (unaudited)	2001/2002 Half year Goodwill and exceptional items £m (unaudited)	2001/2002 Half year Total £m (unaudited)	2000/2001 Half year Before goodwill and exceptional items £m (unaudited)	2000/2001 Half year Goodwill and exceptional items £m (unaudited)	2000/2001 Half year Total £m (unaudited)	2000/2001 Full year Total £m (audited)
Programming [i]	657.4	–	657.4	536.2	–	536.2	1,133.8
Transmission and related functions [i]	71.9	–	71.9	55.1	–	55.1	128.6
Marketing	220.2	–	220.2	213.3	–	213.3	378.1
Subscriber management	146.5	–	146.5	117.6	–	117.6	243.4
Administration [ii]	107.8	59.8	167.6	80.4	17.9	98.3	254.0
Interactive	46.7	–	46.7	32.8	–	32.8	75.3
	1,250.5	59.8	1,310.3	1,035.4	17.9	1,053.3	2,213.2

[i] The amounts shown are net of £5.0 million (2000/2001: half year £6.0 million; full year £55.1 million) receivable from the disposal of programming rights not acquired for use by the Group, and £11.9 million (2000/2001: half year £28.7 million; full year £53.9 million) in respect of the provision to third party broadcasters of spare transponder capacity.

[ii] Administration costs for the full year include goodwill and exceptional items of £67.4 million.

Notes to the Accounts (continued)

4. Share of operating results of joint ventures

	2001/2002 Half year £m (unaudited)	2000/2001 Half year £m (unaudited)	2000/2001 Full year £m (audited)
KirchPayTV GmbH & Co KGaA ("KirchPayTV")	57.1	46.4	116.0
British Interactive Broadcasting ("BiB")	–	52.0	135.4
Programming joint ventures, net	2.7	0.2	4.3
	59.8	98.6	255.7

This relates to the Group's equity share of the operating results of the Group's joint ventures.

The Group recognised 32.5% of the results of BiB up until November 2000. From this date, to 9 May 2001, 100% of BiB's losses were recognised due to the agreement dated 17 July 2000, under which the Group agreed to provide 100% of BiB's funding after existing funding had been utilised. From 9 May 2001, the Group fully consolidated BiB as a subsidiary (see note 9).

In the absence to date of results for KirchPayTV for the period from 1 July 2001 to 31 December 2001, the results for a similar period, to 30 September 2001, have been used.

5. Taxation

Analysis of charge in period:

	2001/2002 Half year £m (unaudited)	2000/2001 Half year as restated £m (unaudited)	2000/2001 Full year £m (audited)
Tax charge (credit) on profit before exceptional items:			
Deferred tax	4.9	1.8	23.3
Share of joint ventures' tax charge (credit)	0.6	(0.1)	–
	5.5	1.7	23.3
Tax charge – exceptional items:			
Deferred tax	95.6	–	0.8
	101.1	1.7	24.1

The Group adopted FRS 19, Deferred tax, in June 2001 and has restated the 2000/2001 half year figures accordingly.

Adoption has resulted in the recognition of deferred tax assets in respect of losses and other timing differences incurred in prior years, and corresponding restatement of the prior period results.

Following the impairment charge made in respect of the Group's investment in KirchPayTV (see note 9), there is currently insufficient evidence to support recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, this asset has been written off as at 31 December 2001, although the Directors do expect it ultimately to be recovered in full.

6. Dividends

No interim dividend is proposed (2000/2001: half year nil; full year nil).

7. Loss per share

Basic and diluted loss per share represents the loss attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the period of 1,886,064,965 (2000/2001: half year 1,839,868,141; full year 1,847,057,433).

Notes to the Accounts (continued)

8. Intangible assets

The movement in the period was as follows:

	Goodwill £m (unaudited)	Other £m (unaudited)	Total £m (unaudited)
Net book value at 1 July 2001	788.4	0.9	789.3
Fair value adjustments to BiB provisional goodwill	(24.3)	–	(24.3)
Disposals	–	(0.7)	(0.7)
Amortisation	(59.8)	–	(59.8)
Release of provision for loss on disposal of subsidiary	10.0	–	10.0
Net book value at 31 December 2001	**714.3**	**0.2**	**714.5**

Goodwill of £272.4 million arising on the acquisition of SIG is being amortised over a period of 7 years on a straight-line basis. Provisional goodwill of £540.6 million arising on the acquisition of BiB is being amortised over a period of 7 years on a straight-line basis. Provisional goodwill of £5.2 million arising on the acquisition of WAP TV is being amortised over a period of 7 years on a straight-line basis.

On 16 October 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had discontinued negotiations relating to a proposed joint venture to offer a fixed odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of a subsidiary has been written back.

9. Fixed asset investments

	31 December 2001 £m (unaudited)	31 December 2000 £m (unaudited)	30 June 2001 £m (audited)
Joint ventures:			
– KirchPayTV	–	1,283.5	1,142.1
– BiB	–	20.0	–
– Programming joint ventures	22.3	23.9	21.6
Total investments in joint ventures	22.3	1,327.4	1,163.7
Investment in own shares	22.0	19.1	19.1
Other investments	64.9	137.3	123.1
Total investments	109.2	1,483.8	1,305.9

KirchPayTV

The charge of £1,083.4 million in the half year period to 31 December 2001 in respect of joint ventures goodwill amortisation includes an impairment charge of £984.9 million in respect of the Group's interest in KirchPayTV (see below).

The Directors believe that the Group's investment in KirchPayTV is impaired and have therefore made an impairment charge of £984.9 million in respect of the carrying value of the goodwill in KirchPayTV. The ongoing losses experienced by KirchPayTV, the Group's concerns over the adequacy of funding in place to support KirchPayTV's business plan for the 12 month period from the date of announcing these financial statements, and the Group's evaluation of limited information it has received from KirchPayTV regarding the expected financial effects of certain strategic, operational and management decisions made by KirchPayTV, do not at present provide the Group with sufficient confidence that the value of KirchPayTV is able to support the carrying value of the Group's investment in KirchPayTV.

Notes to the Accounts (continued)

9. Fixed asset investments (continued)
The Group has the right to exercise a put option in respect of its stake in KirchPayTV, and has therefore considered whether the put option could be used to support the carrying value of the Group's investment in KirchPayTV. The put option becomes exercisable from 1 October 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV has occurred before then. If the put option were exercised, Taurus Holding (formerly known as Kirch Holding), KirchPayTV's largest shareholder, would be required to pay €1.3 billion in cash, an amount equal to the cost of acquisition at the time the Group entered into the investment agreement, plus compound interest at 12%.

The Group has not been able to obtain any evidence to its satisfaction that the resources of Taurus Holding will be sufficient to satisfy the put option if exercised. The Group has also requested detailed information from the Kirch Gruppe in order to allow it to evaluate it's options. However, the Group has not yet received all of the information requested. Therefore, due to the lack of sufficient information from any source over the realisability of contractual payments specified by the put option, the Directors are currently unable to determine the amount, if any, likely to be received in the event of exercising the put option.

Given the uncertainties described above, the Directors consider the most appropriate accounting treatment is to write down the carrying value of its investment in KirchPayTV to nil. If these uncertainties are resolved in future accounting periods, the write down of £984.9 million may be partially or wholly reversed under UK GAAP.

The Group's share of KirchPayTV's operating losses has been extracted from financial statements prepared by KirchPayTV's management on a going concern basis. KirchPayTV management has informed the Group that its auditors, KPMG, have not provided a SAS71 review on the results of KirchPayTV for the six months to 30 September 2001, principally due to KPMG's questioning of the appropriateness of the going concern basis for the financial statements. A shareholder, other than the Group, has committed to provide temporary financing up to a specified maximum, until such time as additional financing may be obtained, for a period expiring on 30 June 2002. However, the Group has concerns over the adequacy of the funding in place to support KirchPayTV's business plan. Arthur Andersen have drawn attention in their review report to the fundamental uncertainties over the financing and performance of KirchPayTV and the value of the Group's put option. Arthur Andersen's report is not qualified in this respect.

On 31 August 2000, KirchPayTV disposed of their remaining 58 million holding of BSkyB shares. The Group's share of the loss on disposal was £69.5 million. The loss was calculated as BSkyB's share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by BSkyB) and the net proceeds realised by KirchPayTV of £10.05 per share.

BiB
The Group recognised 32.5% of the results of BiB up until November 2000, from which date 100% of BiB's losses were recognised due to the arrangement dated 17 July 2000, under which the Group agreed to provide 100% of BiB's funding after existing funding had been utilised. Following the acquisition of a further 47.6% of BiB on 9 May 2001, the results of BiB have been fully consolidated within the Group. As a result BiB was consolidated from 9 May 2001. On 28 June 2001, the Group acquired the remaining 19.9%, increasing the Group's interest to 100%.

Notes to the Accounts (continued)

9. Fixed asset investments (continued)

Investment in own shares

During the period, the Trustees of the Group's employee ownership trust ("ESOP"), as authorised by the Board, purchased 900,000 of the Company's Ordinary Shares in the open market, funded by a loan from the Company. These shares will be utilised, together with shares already held by the ESOP, to satisfy the exercise of employee share options and share awards under certain long-term incentive schemes.

At 31 December 2001, the ESOP held 3.6 million Ordinary Shares in the Company at an average value of £6.12 per share, primarily to hedge the obligations of the Group then outstanding under various share option schemes against further increases in the Company's share price.

Other investments

At 31 December 2001, the Group has made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

At 31 December 2000, £24.5 million was provided against minority investments in new media companies of which £24.0 million related to investments held by the Group and £0.5 million related to investments held by the BiB joint venture. An additional £15.5 million was provided against these investments at 31 March 2001. This brought the carrying value of the Group's minority investments in new media companies to nil. At 30 June 2001, the provision was reduced by £1.4 million to reflect the post year end disposal of the Group's unlisted investment in Static 2358 Limited, which the Group disposed of on 2 July 2001 for total consideration of £3.7 million, comprising a mixture of cash and shares in Open TV. The Group made a profit on disposal of £2.3 million.

10. Provisions for liabilities and charges

	Analogue termination provision £m (unaudited)	Transition provision £m (unaudited)	Sky In-Home Service Limited reorganisation provision £m (unaudited)	Sky Interactive reorganisation provision £m (unaudited)	Provision for closure of Sky Pictures £m (unaudited)	31 December 2001 Total £m (unaudited)	31 December 2000 Total £m (unaudited)	30 June 2001 Total £m (audited)
At beginning of period	8.2	18.6	0.4	15.5	0.3	43.0	225.5	225.5
Charged to profit and loss account	–	–	–	–	–	–	–	12.4
Subsidiary acquired	–	–	–	–	–	–	–	3.4
Utilised in period	(3.3)	(18.6)	(0.1)	(5.2)	(0.2)	(27.4)	(102.3)	(198.3)
At end of period	4.9	–	0.3	10.3	0.1	15.6	123.2	43.0

The analogue termination provision principally comprises the cost of early termination of analogue transponder leases and various other costs incurred in terminating the Group's analogue operations.

The transition provision utilised during the period of £18.6 million (2000/2001: half year £95.1 million; full year £174.3 million) is net of £2.2 million (2000/2001: half year £14.1 million; full year £21.2 million) of installation income received from subscribers. The transition provision comprised the cost of the set-top box, installation costs, Sky Interactive set-top box subsidy costs and various other costs incurred in enabling a subscriber to use the digital service, less any upfront income received from the subscriber.

The Sky In-Home Service Limited reorganisation provision principally comprises the costs of staff redundancies.

The Sky Interactive reorganisation provision relates to costs associated with the reorganisation and consolidation of all interactive and online activities within the division 'Sky Interactive'. The post acquisition provision principally comprises the cost of termination of certain contracts, the closure of duplicate sites and a reduction in headcount.

The Sky Pictures provision principally comprises the cost of a reduction in headcount.

Notes to the Accounts (continued)

11. Reconciliation of movement in shareholders' funds (deficit)

	Share capital £m (unaudited)	Share premium £m (unaudited)	Shares to be issued £m (unaudited)	Merger reserve £m (unaudited)	Profit and loss account £m (unaudited)	Total shareholders' funds (deficit) £m (unaudited)
At 1 July 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	1.9	29.0	–	–	(11.7)	19.2
Share issue costs	–	(1.8)	–	–	–	(1.8)
Loss for the period	–	–	–	–	(1,353.5)	(1,353.5)
Transfer from merger reserve	–	–	–	(36.6)	36.6	–
Translation differences on foreign currency net investment	–	–	–	–	1.4	1.4
At 31 December 2001	946.3	2,404.8	256.9	304.2	(4,186.3)	**(274.1)**

During the period the Company issued shares with a market value of £30.9 million (2000/2001: half year £9.7million: full year £15.6 million) in respect of the exercise of options awarded under various share option schemes, with £11.8 million (2000/2001: half year £4.3 million; full year £6.5 million) received from employees.

12a. Reconciliation of operating profit to operating cash flows

	2001/2002 Half year £m (unaudited)	2000/2001 Half year £m (unaudited)	2000/2001 Full year £m (audited)
Operating profit	10.3	32.7	92.8
Depreciation	41.0	27.1	71.1
Goodwill amortisation	59.8	17.9	44.3
Increase in working capital	(261.6)	(73.8)	(6.7)
Provisions utilised, net	(27.4)	(89.9)	(162.6)
Net cash (outflow) inflow from operating activities	(177.9)	(86.0)	38.9

12b. Analysis of changes in net debt

	As at 1 July 2001 £m (audited)	Cash flow £m (unaudited)	As at 31 December 2001 £m (unaudited)
Overnight deposits	91.9	(64.5)	**27.4**
Other cash	61.7	(17.3)	**44.4**
	153.6	(81.8)	**71.8**
Short-term deposits	70.0	(55.3)	**14.7**
Cash at bank and in hand less bank overdrafts	223.6	(137.1)	**86.5**
Debt due after more than one year	(1,759.1)	(150.0)	**(1,909.1)**
Finance leases	(11.0)	0.4	**(10.6)**
Total debt	(1,770.1)	(149.6)	**(1,919.7)**
Total net debt	(1,546.5)	(286.7)	**(1,833.2)**

13. EBITDA

EBITDA (Earnings before interest, tax, depreciation and amortisation) is calculated as operating profit before depreciation and amortisation of goodwill and intangible assets.

Independent Review Report

To British Sky Broadcasting Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2001 which comprises the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement, the Statement of Total Recognised Gains and Losses and the related Notes numbered 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Fundamental uncertainty

In arriving at our review conclusion, we have considered the adequacy of disclosures made in note 9 of the financial information concerning the Group's investment in KirchPayTV which has been written down from £984.9 million to nil as at 31 December 2001. Resolution of uncertainties over the financing and performance of KirchPayTV, and the value of the Group's put option, may result in part or all of this write down being reversed in future periods.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2001.

Arthur Andersen
Chartered Accountants
180 Strand
London WC2R 1BL

7 February 2002

Corporate Shareholder Information

Board of Directors
Rupert Murdoch (Chairman)
Tony Ball (Chief Executive and Managing Director)
Philip Bowman (Audit Committee Chairman)
Martin Stewart (Chief Financial Officer)
David DeVoe
David Evans
Lord St. John of Fawsley
Leslie Hinton
Allan Leighton
Martin Pompadur
Arthur Siskind
John Thornton (Remuneration Committee Chairman)

Alternate Directors
The Sky Global Networks Inc ("SGN") Directors have appointed each of the other SGN Directors to serve as alternate Directors and in addition have appointed Richard Linford and Jay Itzkowitz as their alternates.

Company Secretary
David Gormley

Financial calendar

2001/2002 Third quarter results	May 2002
Preliminary results for 2001/2002	July 2002
2002 Annual General Meeting	Nov 2002

Company information
Registered office:
Grant Way,
Isleworth,
Middlesex TW7 5QD.
Telephone 0870 240 3000

Internet address
www.sky.com

Registrars
Lloyds TSB Registrars,
The Causeway,
Worthing,
West Sussex BN99 6DA.
Telephone 0870 600 3970

ADR Depository
Citibank Shareholders Services,
PO Box 2502,
Jersey,
New Jersey 07303-2502 USA.
Telephone 1-877-248-4237

Auditors
Arthur Andersen,
180 Strand,
London WC2R 1BL.

Principal Bankers
Barclays Bank plc,
27 Soho Square,
London W1A 4WA.

Solicitors
Herbert Smith,
Exchange House,
Primrose Street,
London EC2A 2HS.

Company registration number
2247735

Designed and produced by Carnegie Orr +44(0)20 7610 6140

British Sky Broadcasting Group plc
Grant Way, Isleworth, Middlesex TW7 5QD, England
Tel: +44 (0)870 240 3000 Fax: +44 (0)870 240 3060
www.sky.com

Registered in England No: 2247735